Exhibit 99.2

Jean-Bernard LEVY Vivendi Universal Chief Operating Officer IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT DISCLAIMER AT THE END OF THIS PRESENTATION. May 13, 2004

Overview of NBC Universal Merger

Valuation VUE valued at $14.2 billion * VU receives 18.5% of NBC Universal (GE 80%, MEI 1.5%) $5.9 billion reduction in net debt $3.4 billion net cash proceeds NBC Universal estimated value of $43 billion pre synergies * Includes assets contributed to NBC Universal that are held outside of VUE

A Compelling Strategic Combination A Compelling Strategic Combination One of the world's most profitable and fastest-growing media companies, offering consumers and advertisers broad reach, compelling brands and superior operational expertise compelling brands and superior operational expertise compelling brands and superior operational expertise compelling brands and superior operational expertise #1 Ranked NBC Television Network Universal Pictures Leading cable channels: USA Network Sci Fi Channel CNBC MSNBC Bravo Trio Universal and NBC TV Production NBC's Owned and Operated Telemundo Universal Theme Parks

NBC Universal Profile 2003 Pro forma Financials Revenues $13 billion EBITDA $3.3 billion Operating Margins > 20% Debt $1.7 billion Targeted synergies of $400-$500 million per year Broad balance of revenue sources including: Advertising ~ 50% Subscriber Fees/Other Recurring Revenues ~ 50% Highest operating margins of any major media company in the United States in 2003 Networks & Stations 5.8 Motion Picture 4 TV Production & Syndication 1.1 Cable Networks 1.8 Parks & Resorts 0.4 Motion Pictures Production & Syndication Theme Parks Networks & Stations 2003 Pro Forma Revenues $13 billion Cable Networks Source: Vivendi Universal and General Electric

NBC Universal Pro Forma Projections 2003 2004 2005 Rev. 13 14 15 Op. Income 3 3.2 3.6 Revenue Operating income $13B $15B $15B $3.0B $3.2B $3.6B 2003 Pro Forma 2004 Pro Forma Estimated 2005 Estimated Olympics Source: Vivendi Universal and General Electric $ in billions

Benefits Of The Merger Revenue Synergies of ~ $100 million Pre-eminent promotion engine Content drives new platforms Ad sales opportunity Combined TV production Cost savings of ~ $350 million Advertising and promotion Sourcing Program development Overlapping Structures Corporate Support Information Technology Creates value through $400-$500 million per year in synergies

Synergies on Track $100 million in 2004 ..... ~90% identified $300 million in 2005 ..... ~80% identified $400 million total synergies in 18 months $400 to $500 million annually by 2006 Source: General Electric

Long term partnership with NBC Universal Relationship between Vivendi Universal, a European based media company and NBC Universal, a US media company, provides opportunities to strengthen commercial agreements Canal + Group Universal Music Group Vivendi Universal Games Vivendi Universal has three seats out of fifteen on NBC Universal's Board of Directors

Flexible, Guaranteed Exit at Fair Market Value Exit windows selected by Vivendi Universal Vivendi Universal can choose to sell during selected windows each year from 2006 to 2010 Detailed mechanism to provide Vivendi Universal with liquidity Once Vivendi Universal decides to exit, GE must either agree to acquire the shares directly or allow a secondary IPO GE chooses direct acquisition at fair market value Up to $3 billion by the end of 2006 Up to $4 billion each year starting in 2007 GE chooses IPO Up to $3 billion by the end of 2006 Post-IPO liquidity through market GE can call Vivendi Universal's stake five years after closing (May 2009) NBC Universal valued at higher of original transaction value or fair market value

Impact of the Transaction on Vivendi Universal

Ownership Structure of NBC Universal General Electric Co. Universal Studios Holding Vivendi Universal Matsushita Electronic, Inc. (MEI) 92.3% 7.7% NBC Universal 80% 20% NBC VUE 100% 94.6% * InterActiveCorp 5.4% * VU has exercised its call right to acquire Barry Diller's 1.5% stake for $275 million and will transfer this stake to NBC Universal as part of the transaction

Estimated Transaction Impact on VU's Net Debt as of May 11,2004 * Does not include the $275 million payment for Barry Diller's 1.5% stake in VUE.

* Foreign currency loss is an estimated loss based on an exchange rate of 1 euro = $1.185 Estimated impact on VU's P&L and Shareholders' Equity Estimated Impact on VU's P&L (Based on Net Book Value as of December 31, 2003, post impairment) In US$ billions Pre tax profit 0.9 Tax (substantially all non cash) (0.3) After tax profit 0.6 In Euro billions After tax profit 0.5 Foreign currency loss (2.3)* Net loss (1.8) Estimated Impact on VU's Shareholders' Equity In Euro billions Foreign currency translation adjustment 2.3* Net loss (1.8) Net change in Shareholders' Equity 0.5 French GAAP 1Euro = $1.185

Accounting impact of the transaction Accounting treatment: VUE is consolidated until May 11, 2004 The 20%* stake in NBC Universal is accounted for under the equity method of accounting from May 12, 2004 New contingent liability: If NBC Universal sells all or a significant portion of Universal Parks and Recreation in the next four years, Vivendi Universal will share the economic risk. * Includes MEI's stake of 1.5%

Defeasance of Class A Preferred Shares' Covenants Class A Preferred Shares remain in VUE, now part of NBC Universal, after the defeasance of the covenants through letters of credit issued by Royal Bank of Scotland and Citigroup to InterActiveCorp. These letters of credit are counter-guaranteed by a bankruptcy-remote SPV (100% owned by VUE) which has bought US Treasury Strips. The accrued amount of these US Treasury Strips will at least equal the $1,990m Class A Preferred Shares accrued amount at maturity in 2022. In order to finance the acquisition of US treasury Strips, VU has issued a promissory note to NBC Universal for $.8 billion to reimburse 94.56% of the purchase price of these Treasury Strips. The note has a maximum 3-year maturity and is collateralized by a pledge on VU's NBC Universal shares in an amount equal to 125% of the value of the promissory note. After the defeasance of covenants, InterActiveCorp (IACI) no longer has veto rights regarding VUE asset sales.

Transfer of Class B Preferred Shares $ 1.8 billion, accreted value, of Class B Preferred Shares remain in VUE, now part of NBC Universal Vivendi Universal retains the economic responsibility for 94.56% of the after-tax cost of the cash coupons 3.6% cash interest p.a. $.3 billion NPV, net of taxes 56.6m IACI shares transferred to NBC Universal Used to settle the principal and 1.4% PIK interest payable at maturity in May 2022 NBC Universal will pay to Vivendi Universal the upside value, if any, above $40.82 / IACI share in May 2022. Vivendi Universal will reimburse NBCU for taxes related to the capital gain up to $40.82 / IACI share .

Net Cash Adjustment At closing, VUE's available net cash of $.6 billion as of September 30, 2003, has been retained by VUE's former shareholders VUE's net cash generated between October 1, 2003, and May 11, 2004, (approximately $.7 billion) is to be retained by VUE Net cash generated between October 1, 2003, and December 31, 2003, amounted to $.4 billion This amount, added to NBC's cash generation during the same period, is expected to be distributed to NBC Universal shareholders pro rata their shareholdings less any amount required for working capital upon NBC Universal's Board issuing a dividend to its shareholders

Net proceeds of approximately $5.9 billion from the NBC Universal transaction has been used to repay or cancel the three existing secured bank facilities: 3 billion euro and 2.5 billion euro facilities and the £136 million UMO facility New 2.7 billion euro unsecured credit facility is available to be used for the general corporate purposes of the group Maximum margin of 110 basis points which can be reduced to 45 basis points depending on VU's credit rating 2.7 B euro revolving 5-year unsecured new credit facility

Creates value for Vivendi Universal Shareholders Creates an exceptional media company NBC Universal transaction estimated value of $43 billion Unique opportunity to merge complementary assets Upside from synergies Strengthen VUE's assets to achieve a critical size Risk reduced through revenue diversification Experienced management team with varied media expertise Achieves Vivendi Universal's objectives Value of $14.2 billion for VUE* Significant contribution to earnings growth and debt reduction &128;16 billion divestiture program on schedule * Includes assets contributed to NBC Universal that are held outside of VUE

Appendix

Competitive Position Source: MSDW Research and General Electric 2003E ($ Billion) $13B $16B $12B $18B $17B Profitable ... Diversified ... Growing Cable Ad Sales Cable Fees Broadcast Film & TV Total Sales $13B $27B $42B $17B $27B Op. Profit % >20% 19% 14% 12% 11%

Pro-forma Revenue Network & Stations $5.7 $0 $5.7 Motion Picture $0 $4.1 $4.1 TV Production & Synd. $0.3 $1.0 $1.3 Cable Networks $0.7 $1.2 $1.9 Parks & Resorts $0 $0.3 $0.3 TOTAL REVENUE $6.7 $6.6 ~$13.3 Source - Vivendi Universal and General Electric ~ $13 Complimentary and Diverse ... Great Combination (2003, $ Billion)

Networks and Stations

($ Billion)

NBC UNIVERSAL

Revenue

+ 10% CAGR
+ 5% ex Telemundo



$4.9
~$5.7
Network
Stations
'01
'03

Operating Profit % ~20%

- #1 Broadcast Network with Highest Quality Audience
- #2 US Hispanic Network
- 29 Owned & Operated Stations and 200+ Affiliates
- #1 News Organization
- Key Sports Brands
- Synergy Opportunities:
  - Cross-Platform Promotion
  - Optimize TV Production and Distribution
  - Multi-cast Programming
  - Promote Parks With Strong Southern California Presence

Most Profitable Network and Station Group

Source – General Electric

24

VIVENDI UNIVERSAL

Motion Pictures

($ Billion)

Revenue

+ 10% CAGR



$3.4
~$4.1
'01
'03

Operating Profit % ~10%



NBC
JURASSIC PARK
JAWS

NBC UNIVERSAL

Successful Box Office Record
- Five $100million+ Titles in '03
- Robust Talent Pipeline

Valuable Library of ~5,000 Titles

Excellent Management Team with Strong Track Record and Operating Discipline

Synergy Opportunities:
- Cross-platform Marketing & Promotion
- Content for Emerging Distribution Pipes (VOD, Digital)

Strong Franchise … Enormous Content Resource

25

VIVENDI UNIVERSAL

Library Provides Steady Cash- Flows... Universal Owns 3rd Largest Multiple Revenue Streams... Box Office < 25% of Total Strong Operating Disciplines ....Manageable # of Releases ....Rigorous "Green Light" Process ....Tightly Controlled Costs (Adv.) ....Risk Sharing Strategies Strong Track Record Under Experienced Universal Leadership Team ~$4.1 2003 TV Licensing & Other Home Video Theatrical Motion Pictures Characteristics Short Cycle / Limited Predictability Dependent on Box Office Performance... Mature Growing Cost / Capital Intensity Concern Mitigant Traditional and New Trends Including Exceptional Growth of DVD's Mitigate Inherent Volatility of Film Business

TV Production and Syndication

($ Billion)

Revenue

+ 5% CAGR



~$1.3
$1.0
'01
'03

Operating Profit % ~15%

NBC UNIVERSAL



~50% of NBC Prime-Time Schedule

Extensive Television Library of 32,000 Episodes

Investing in 1st Run Syndication

Synergy Opportunities

- Infrastructure
- Effective Development… Pilots & Scripts Across Multiple Platforms
- Vertical Integration

Ownership, Partnership, Vertical Integration

… Significant Revenue Opportunities for NBC Universal

Source – General Electric

27

VIVENDI UNIVERSAL

Cable Networks

($ Billion)

NBC UNIVERSAL

Revenue

+ 10% CAGR


~$2.2
$1.8
*
*
'01
'03

Operating Profit % ~40%

- Broad Reach
- Popular Brands & Content
- Hi-Definition Content
- Synergy Opportunities
  - Infrastructure
  - Cross-Channel Programming
  - Cross-Platform Promotion Opportunity
  - Attractive Package of Program Offerings…VOD, Olympics

Great content and Popular Brands Key to Growth

*Minority or JV Interest; Includes pro-rata Revenues of JV & Minority Investments

Source – General Electric

28

VIVENDI UNIVERSAL

Parks and Resorts

($ Billion)

Revenue

+ 10% CAGR



$0.4
~$0.3
'01
'03

Operating Profit % ~10-12%



ISLANDS OF ADVENTURE



UNIVERSAL STUDIOS
FLORIDA

NBC UNIVERSAL

Revenues Reflect Tourism Market Challenges
- 1 Owned Park, 1 JV, Minority Interests in 3 Parks
- Presence in Europe & Asia

Strong Relative Position
- 3 of Top 8 Parks in the US

Promotional Synergy:
- On-Site NBC "Events"
  Miss Teen USA, Reality Finals
- On-site Shows
  TONIGHT "Jay-walking"
- NBC / Telemundo Stations
  Local Marketing & Promotions, On-site Local Programming

Manage for Value … Base for Promotion

29

VIVENDI UNIVERSAL

InterActiveCorp Rights In 2002, in connection with Vivendi Universal's acquisition of the entertainment assets of InterActiveCorp (IACI), IACI and Mr. Barry Diller received 5.44% and 1.50%, respectively, of the common interests in Vivendi Universal Entertainment LLLP (VUE), the group formed by combining such assets and those of the Universal Studios Inc. VU has called the 1.50% stake held by Mr. Barry Diller for $275 million. Beginning on May 7, 2007, Universal Studios, Inc. (a subsidiary of NBC Universal) may call the 5.44% held by IACI for their fair value and beginning on May 7, 2010, IACI may put its common interests to Universal Studios, Inc., for their fair market value.

Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: the proposed transaction will not materialize in the timing or manner, or with the resulting synergies, described herein; the parties will not be able to obtain the regulatory, competition or other approvals necessary to complete the proposed transaction; the new entity, NBC Universal, will be unable to further identify, develop and achieve success for new products, services and technologies; NBC Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce NBC Universal's revenue and/or income; NBC Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as any additional risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Autorite des Marches Financiers (AMF). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.